Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, the "Company", “we,” “us,” “our” and “Rezolve” refer to Rezolve Limited and its subsidiaries prior to the consummation of the Pre-Closing Demerger and to Rezolve AI plc (f.k.a. Rezolve AI Limited) and its subsidiaries following the consummation of the Pre-Closing Demerger.

Overview

We are recognized 1 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplifies and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

1 Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britainsbrain-heralds-new-era-of-commerce-enabled-ai/

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

We expect revenues from Brain Commerce to begin increasing in Q4 2025 subject to the execution of our partner agreements and market adoption. We anticipate further revenue growth in 2026 through the commercialization of our signed partner agreements with Microsoft, Google and others. For additional information regarding the partner agreements, see “—Partner Agreements”. These agreements establish strategic collaboration and integration initiatives. While revenues are expected to result from these agreements, the timing and extent depend on implementation schedules and market adoption.

Rezolve was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited. Rezolve Limited was incorporated in England and Wales as a private limited company on September 11, 2015 under the name Soul Seeker Limited with company number 09773823. Rezolve Limited changed its name in February 2016 to Powa Commerce Limited and to Rezolve Limited in March 2016. On March 28, 2025, the Company altered its legal status under English law from a private limited company and re-registered as a public limited company. In connection with the re-registration as a public limited company, the Company changed its name from Rezolve AI Limited to Rezolve AI plc.

We currently derive revenue from two primary sources: subscription-based SaaS offerings under our Brain Commerce platform and professional services delivered on a cost plus model.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation there to.

Despite ongoing operating losses, our liquidity position, supported by the $200 million financing completed in September 2025 and existing cash resources, provides sufficient runway for at least the next twelve months. Accordingly, management believes there is no substantial doubt regarding the Company’s ability to continue as a going concern.

Key Factors Affecting Our Performance

We believe our future performance will depend on many factors, including the following:

•
Growth from Transactions: Our growth depends on SaaS subscription fees and commissions earned from merchant’s transactions with their customers.
•
New Merchant Acquisition: Our growth depends in part on our ability to attract merchants to our platform. A key avenue of merchant acquisition is through strategic agreements with our Channels with world class organizations including in India, Mexico, Europe and the U.S. These strategic agreements with our Channels promote the Rezolve technology to their broad base of users. New merchant acquisitions are a key to scaling our platform. As a result of the recently signed agreements with our Channels in various regions, we expect that we will be able to obtain a merchant base.
•
Successful Expansion to Additional Geographies: We believe our platform can compete successfully in various geographic regions. This includes regions of the world where we have previously had a presence. We plan to add local sales support in further select international markets over time to support our growth. Specifically, we are putting efforts into expanding our sales operations and opportunities in India, Mexico, Europe and the U.S. which we view as significant opportunities and where we previously had a presence prior to our strategic decision to concentrate resources on the Asia-Pacific region.
•
Merchant Retention and Expansion: Merchant retention and expansion are critical to revenue growth. Our ability to provide user-friendly features such as mobile vouchering, payments, and data insights supports merchant loyalty and increased activity on our platform. Supporting merchants begins with enhancing both the shopper and the merchant experience. We believe our core capabilities that focus on incentivizing customer loyalty, providing data insights, and allowing user friendly features such as mobile vouchering and payments (both on and offline) help us attract and retain a wide range of merchants. The effectiveness in attracting and retaining merchants’ sales is a critical component of our revenue growth and operating results.
•
Offering and service enhancement: We intend to continue investing in the capabilities of our offerings and services to deliver better value for our users and merchants and address new market opportunities. Additionally, we will work to perfect our platform services to ensure scalability and reliability as adoption increases.
•
Growth through Mergers & Acquisitions: Our growth strategy may also include acquisitions of complementary businesses where management identifies synergistic opportunities. Access to capital markets may provide the financing necessary to execute such transactions.
•
Regulatory and Compliance: Our operations are subject to evolving regulation in areas such as data protection, AI usage, payments, and cross-border commerce. Changes in these requirements could affect our costs, timing of deployments, or adoption by merchants.

Components of our Results of Operations

Revenues

We generate revenues primarily from two sources: (i) subscription-based SaaS offerings under our Brain Commerce platform, and (ii) professional services delivered on a cost-plus basis. These revenues are recognized in line with the nature of the services provided, as described below.

Our continuing strategy focuses on providing a technology platform to merchants in order to facilitate outreach to consumers. Conversational commerce provides customers with the best possible sales interaction. Allowing merchants to generate incremental revenue through an exceptional user experience. Merchants are billed on a monthly basis for the services rendered.

Revenue generated from cloud-based software solutions, which include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions.

We may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration is recognized as revenue over time as the performance obligation is satisfied.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology (IT) and information technology enabled (ITE) services. We provide professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. We are primarily responsible for the fulfillment and acceptability of the professional services and have control over how to provide the requested services. As a result, we are the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

Operating Expenses

Operating expenses consist of cost of revenues, employee benefit expenses, consultancy expense, sales and marketing expenses, business development expenses, general and administrative expenses, and depreciation and amortization.

•
Cost of revenues: Our cost of revenues consists primarily of expenses incurred directly in relation to the earning of revenue such as payroll and benefits for employees and consultants performing professional services and partner’s fees.
•
Sales and marketing: Costs primarily consist of advertising and publicity expenses, consulting fees as well as salaries, pension contributions and share-based compensation for sales and marketing employees.
•
General and administrative: Costs consist primarily of finance, legal, listing and other non-specific costs as well as salaries, pension contributions, share-based compensation for employees and nonrecurring share-based payments for non-employees. General and administrative also consists of payments made to developers who contract with Rezolve and fees and share-based compensation for directors.
•
Depreciation and amortization: primarily consists of amortization of software and acquired information technology intangible assets as well as depreciation of fixed tangible assets.
•
Other operating expenses: consists primarily of impairment charges on financial assets.

Interest expense

Interest expense consists primarily of costs associated with short term and long term debt and convertible debt.

Other Non-Operating Income (Expense)

Other non-operating income/ (expense), net consists primarily of foreign exchange gains and losses. Foreign exchange loss primarily consists of the revaluation of local currency bank ledger balances not denominated in U.S. dollars.

Income Tax Benefit

Income tax benefit consists primarily of the realization of a deferred tax liability, net of current income taxes payable related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. We have not recognized any deferred tax assets in any of the periods under review.

Results of Operations for the six months ended six months ended June 30, 2025 and 2024

The following tables set forth our consolidated statements of operations for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
Revenue	$6,316,950	$1,202,014
Operating expenses
Cost of revenue	276,049	78,413
Sales and marketing expenses	3,619,675	1,662,048
General and administrative expenses	33,263,730	8,972,450
Other operating expenses	31,236	84,500
Depreciation and amortization expenses	1,550,777	121,895
Total operating expenses	$38,741,467	$10,919,306
Operating loss	(32,424,517)	(9,717,292)
Other (expense)/income
Interest expense	(2,109,570)	(3,008,131)
Gain/(loss) on derivatives	(1,521,136)	—
Gain/(loss) on extinguishment	(27,183,375)	—
Gain/(loss) on revaluation of financial asset	5,710,714	—
Other non-operating income (expense), net	169,613	(98,818)
Total other expenses, net	$(24,933,754)	$(3,106,949)
Loss before taxes	(57,358,271)	(12,824,241)
Income tax expense	(494,247)	(142,856)
Net loss for the period	$(57,852,518)	$(12,967,097)

Comparison of the six months ended June 30, 2025 and 2024

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenues

The following shows total revenues for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024:

	Six months ended June 30,		Change
	2025	2024	$	%
Revenue	$6,316,950	$1,202,014	$5,114,936	426%

The increase in revenue from $1,202,014 for the six months ended June 30, 2024 as compared to $6,316,950 for the six months ended June 30, 2025 is driven by an increase in revenue generated from cloud-based software solutions, which include the SaaS (software as a service) products such as search experience tools and geofencing software.

Operating Expenses

The following shows operating expenses for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024:

	Six months ended June 30,		Change
	2025	2024	$	%
Operating expenses
Cost of revenue	$276,049	$78,413	$197,636	252%
Sales and marketing expenses	3,619,675	1,662,048	1,957,627	118%
General and administrative expenses	33,263,730	8,972,450	24,291,280	271%
Other operating expenses	31,236	84,500	(53,264)	(63)%
Depreciation and amortization expenses	1,550,777	121,895	1,428,882	1,172%
Total operating expenses	$38,741,467	$10,919,306	$27,822,161	255%

Cost of Revenues

Cost of revenues increased from $78,413 for the six months ended June 30, 2024 compared to $276,049 for the six months ended June 30, 2025 primarily due to increased sales during the six months ended June 30, 2025 and therefore increased expenses incurred directly in relation to the earning of this revenue such as payroll and benefits for employees and consultants performing professional services and partner’s fees.

Sales and Marketing Expenses

Sales and marketing expenses increased by $1.96 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. This was primarily due an increase in advertising and publicity expense, employee salaries and benefits and consultancy charges to attributable to business growth and the acquisitions completed during the six months ended June 30, 2025.

General and Administrative Expenses

General and Administrative expenses increased by $24.29 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. This was primarily due an increase employee salaries and benefits and consultancy charges to attributable to business growth and the acquisitions completed during the six months ended June 30, 2025.

Legal and professional fees increased during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 due to transaction-related legal costs associated with our recent acquisition activities; legal costs incurred in connection with the Company’s SPAC transaction; legal and regulatory advisory fees incurred in connection with periodic SEC filings, corporate governance matters, and ongoing compliance efforts; and litigation-related legal expenses. These legal and professional costs are expected to fluctuate in future periods based on the level of acquisition activity, regulatory requirements, and the status of ongoing legal matters.

An increase in share-based payments expense related to the vesting of share options granted to employees in prior periods, as well as fully vested share options granted to DBLP Sea Cow Ltd during the six months ended June 30, 2025, also contributed to the increase in general and administrative expenses during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased from $121,895 for the six months ended June 30, 2024 to $ 1,550,777 for the six months ended June 30, 2025. This was primarily due to the increase in amortization expense recognized on intangible assets acquired in business combinations during the six months ended June 30, 2025

Other Income and Expenses

The following shows interest expense and other non-operating income and expenses for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024:

	Six months ended June 30,		Change
	2025	2024	$	%
Other (expense) income
Interest expense	$(2,109,570)	$(3,008,131)	$898,561	-30%
Gain/(loss) on derivatives	(1,521,136)	—	(1,521,136)	100%
Gain/(loss) on extinguishment	(27,183,375)	—	(27,183,375)	100%
Gain/(loss) on revaluation of financial asset	5,710,714	—	5,710,714	100%
Other non-operating income (expense), net	169,613	(98,818)	268,431	-272%
Total other expenses, net	$(24,933,754)	$(3,106,949)	$(21,826,805)

Interest expense decreased by $0.90 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. This was primarily due a decrease in the outstanding balance of the convertible debt. On December 27, 2024, 10,840,974 ordinary shares were issued to settle $20,756,439 and $925,510 of interest, respectively, related to the outstanding convertible notes of Apeiron Investment Group. On January 15, 2025 and February 13, 2025, respectively, a further 3,009,849 and 7,987,374 ordinary shares were issued to settle $20,756,439 and $925,510 of principle and interest, respectively, related to the outstanding convertible notes of Bradley Wickens. Refer to the Liquidity and Resources section below for more information.

The loss on derivatives of $1.52 million is primarily due to the remeasurement of derivative liabilities at fair value through profit and loss. The outstanding derivative liabilities as at June 30, 2025 were triggered by conversion features embedded in promissory notes issued by advisors J.V.B. Financial Group and Northlands Securities. On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes, convertible promissory notes and advisors loans. The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ. Refer to the Liquidity and Resources section below for more information.

The loss on extinguishment of $27.18 million is primarily due to conversion of the outstanding convertible notes of Bradley Wickens and the settlement of the outstanding debt balance with Western Alliance Bank.

Operating Losses

Operating losses increased to $32.42 million for the six months ended June 30, 2025, as compared to $9.72 million for the six months ended June 30, 2024. This was primarily due to the increase in operating expenses partially offset by the increase in revenue as detailed above.

Non-GAAP financial measures

EBITDA

EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although it is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, including:

•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
•
EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;
•
EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and
•
other companies may calculate EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of EBITDA and to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net income (loss) to EBITDA (non GAAP):

	Six months ended June 30,
	2025	2024
Net income (loss)	$(57,852,518)	$(12,967,097)
Add (subtract)
Interest expense	2,109,570	3,008,131
Provision for income tax expense	494,247	142,856
Depreciation and amortization	1,550,777	121,895
EBITDA (non-GAAP)	$(53,697,924)	$(9,694,215)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as EBITDA adjusted for the items listed below. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
•
Adjusted EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;
•
Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•
Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and
•
other companies may calculate Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA and to the most directly comparable GAAP measure, net income (loss).

Rezolve believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition, results of operations and the valuation of the Company.

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The Company believe it is appropriate to exclude these costs from Adjusted EBITDA as they relate to:

•
Unrealized foreign exchange (gain)/loss are one-time costs
•
Share based compensation related to employees, consultants and related parties; and
•
Loss/(gain) resulting from the remeasurement of derivative assets and derivative liabilities at fair value at the end of each reporting period.
•
Loss/(gain) resulting from extinguishment of debt obligations.
•
Loss/(gain) resulting from the remeasurement of financial assets carried at fair value
•
Ordinary shares issued in lieu of cash payment for services
•
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany
•
Legal costs incurred in connection with the Company’s SPAC transaction
•
Costs related to the demerger of Rezolve Limited
•
Legal and professional cost associated with acquisitions
•
Costs incurred within business development expenses to close former businesses

Internally adjusted EBITDA and contribution margins are significant measures used by management for purposes of:

•
Supplementing the financial results and forecasts reported to the Company’s board of directors;
•
Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and
•
Establishing internal operating budgets and target.

The table below provides a reconciliation of our net income (loss) to Adjusted EBITDA (non-GAAP):

	Six months ended June 30,
	2025	2024
Net income (loss)	$(57,852,518)	$(12,967,097)
Add (subtract)
Interest expense	2,109,570	3,008,131
Provision for income tax expense	494,247	142,856
Depreciation and amortization	1,550,777	121,895
EBITDA (non-GAAP)	$(53,697,924)	$(9,694,215)
Add (subtract)
Unrealized foreign exchange (gain) loss	$415,544	$(133,245)
Share based compensation issued to related parties	6,043,937	2,190,482
Share-based compensation for employees	2,341,249	1,852,702
Gain on derivatives	1,521,136	—
Loss on extinguishment	27,183,375	—
Gain/(loss) on revaluation of financial asset	(5,710,714)	—
Ordinary shares issued in lieu of cash payment for services	222,486	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Legal costs incurred in connection with the Company’s SPAC transaction	1,398,866	—
Costs related to the demerger of Rezolve Limited	517,798	—
Legal and professional cost associated with acquisitions	1,000,000	—
Costs incurred within business development expenses to close former businesses	151,353	—
Adjusted EBITDA (non-GAAP)	$(17,736,894)	$(5,784,276)

Total Number of Merchants

In the future, we believe that the size of our merchant base will be an indicator of our market penetration and that the number of merchants that we transact with within a period will be an indicator of the growth of our business. We expect to calculate the number of merchants for each period as the total number of separate merchants we transacted with during the period.

Total Number of contracted consultants

In the future we believe that the number contracted consultants will be an indicator of our market penetration and revenue.

Liquidity and capital resources.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation.

Despite our losses, the Company has raised $270.6 million in the third quarter of 2025, from the following transactions:

•
On July 24, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to sell and issue to these investors in a private placement offering (the “PIPE Financing”) 20,000,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $2.50 per Ordinary Share. The PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
The Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. On August 22, 2025, WAB completed its sale of the 5,857,143 Ordinary shares and realized proceeds of $17,955,271 from sale of these Ordinary Shares. This resulted in an excess of $5,655,271, which was returned to the Company. See below for more information.
•
On September 18, 2025, the holders of all 5,000,000 warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5,000,000 ordinary shares of the "Company, generating aggregate gross proceeds to the Company of $15 million.
•
On September 24, 2025, the Company entered into securities purchase agreements with certain qualified institutional investors, for the purchase and sale of 37,000,000 Ordinary Shares in a private placement (the “PIPE Financing”) at a price of $5.40 per Ordinary Share for aggregate gross proceeds of approximately $200 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds of the PIPE Financing for accelerated investment into its sales organization, potential accretive M&A opportunities, working capital and general corporate purposes, including further development of its Brain Commerce Platform, and expansion of Visual Search and Brain Checkout. The PIPE Financing closed on September 25, 2025, resulting in aggregate gross proceeds to the Company of $200 million, before deducting the placement agent’s fee and offering expenses payable by the Company.

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into, were considered. As of the date of issuance of the interim condensed consolidated financial statements for the six months ended June 30, 2025, the Company has a further $234.6 million remaining on the Standby Equity Purchase Agreement ("SEPA") capital commitment facility with YA II PN, LTD ("YA"), a Cayman Island exempt limited company. The SEPA is a share subscription facility which was signed and executed on February 23, 2023 and amended and restated on February 2, 2024 to provide for, inter alia, Rezolve AI Limited joining as a party to the agreement and the subscription by YA of a promissory convertible note (“YA Agreement”). The Company may continue to seek capital through the issuance of equity securities using the remaining undrawn capital commitment facility.

Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements. The Company’s plan includes the items noted above as well as securing external financing which may include raising debt or equity capital. These plans are not entirely within the Company’s control including our ability to raise sufficient capital on favorable terms.

During six months ended June 30, 2025, we financed our operations in large part with cash flows from financing activities through cash proceeds $27.0 million from the senior-secured term-loan facility (see below) and $1.4 million from the SEPA (noted above).

	June 30, 2025	December 31, 2024
Short-term debt and other liabilities
Short-term debt	$28,745,993	$—
Short-term debt to related parties	—	5,102,211
Ordinary shares payable	—	1,206,609
Convertible debt	111,837	10,288,123
Short term convertible debt to related party	108,047	95,309
Share-based payment liability	1,400,000	1,400,000
Convertible promissory notes	538,524	6,428,825
Advisors loans	3,865,447	12,812,366
Long-term debt and other liabilities
Long-term debt	121,140	—
Total short-term and long-term debt and other liabilities	$34,890,988	$37,333,443

Short-term and long-term debt

	June 30, 2025	December 31, 2024
Short-term debt
Senior-secured term-loan facility (the "Facility")	$28,629,626	$—
Non-Banking Financial Company loan (Prediqt)	116,367	—
Total short-term debt	$28,745,993	$—
Long-term debt		—
Non-Banking Financial Company loan (Prediqt)	$121,140	$—
Total long-term debt	121,140	—

Senior-secured term-loan facility

On January 23, 2025, the Company entered into a senior-secured term-loan facility (the “Facility”) with Joh. Berenberg, Gossler & Co. KG, a financial institution established under the laws of the Federal Republic of Germany (the “Lender”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Facility.

The committed amount of the Facility is $30,000,000 (the “Committed Amount”). The Company may draw the Committed Amount, in full but not in part, until February 20, 2025 upon the satisfaction or waiver of certain customary conditions precedent.

Following a draw of the Committed Amount, the Company must repay the Facility in five (5) monthly installments of $6,000,000 beginning on August 15, 2025. If the Company fails to make a scheduled repayment, a 5% fee will be added to the outstanding balance remaining under the Facility. The Company may, in its sole discretion, make prepayments of at least $3,000,000.

The Facility bears no interest. However, the Company will pay a $3,000,000 arrangement fee to the Lender on the earlier of (i)

the drawing the Committed Amount and (ii) February 21, 2025. The arrangement fee was deducted from the Committed Amount disbursed to the Company. As set forth in the Facility, the arrangement fee will be reduced in connection with any prepayments made by the Company.

In connection with the Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Company has also agreed to repay the Facility in accordance with the amortization schedule described above, beginning on August 15, 2025, and may use the proceeds it receives under or in connection with that certain Second Amended and Restated Standby Equity Purchase Agreement entered with YA II PN, Ltd. on September 6, 2024 to do so.

The Facility contains customary events of default for similar financing transactions, including, among other things, if a change of control of the Company occurs. At any time after an event of default, the Lender may accelerate and make payable all or part of the Facility. The Facility is governed by the laws of Germany, and the courts of Hamburg have exclusive jurisdiction over any disputes arising out of or in connection with the Facility.

The Lender or its affiliates have in the past provided and may from time to time in the future provide, investment banking and other services to the Company.

The Company has recognized interest expense on the Facility using the effective interest method. In accordance with ASC 470 and ASC 835, the arrangement fee is accounted for as a debt discount and amortized to interest expense over the term of the Facility using the effective interest method. As a result, the Facility has an effective interest rate of approximately 14.2%.

The Company received net cash proceeds of $27.0 million upon issuance and recorded the Facility at its face value of $30.0 million, net of the $3.0 million debt discount. The carrying amount of the Facility was $28.6 million as of June 30, 2025. Interest expense recognized from the amortization of the debt discount for the period ended June 30 , 2025, was $1.6 million.

Prediqt acquisition

As a result of the Prediqt acquisition (Note 4), the Company acquired loans owed to Non-Banking Financial Companies (NBFCs) in India. These loans carry an interest rate ranging between 17% to 22%. Amounts due within the next 12 months have been classified in short-term debt. Amounts due beyond 12 months have been classified as long-term debt.

Additionally, as part of the Prediqt acquisition, the Company acquired as interest free loans owed to directors of Prediqt. These loans are repayable on demand and presented within "Short-term debt".

Short-term debt to related parties

Unsecured interest free loans taken from related parties DBLP Sea Cow Ltd are repayable on demand. During the six months ended June 30, 2025, the Company settled short-term debt owed to DBLP Sea Cow Ltd. of $5,958,593 by paying cash of $5,148,553 and issuing 800,000 shares.

Ordinary shares payable

On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 2.1). The Company issued 11,052,716 ordinary shares in December 2024 to subscribers of the rights issue. On January 24, 2025, the Company issued a further 171,429 ordinary shares to a subscriber of the rights issue to whom they were owed ordinary shares payable as at December 31, 2024. On April 16, 2025, the Company issued 4,150,000 ordinary shares to DBLP Sea Cow Ltd, a related party, to settle the outstanding liability. No further amounts remain owing.

Convertible debt

On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20 million. Prior to amending the terms on May 23, 2023 (further below), these notes were due to mature on December 16, 2023, and were redeemable by the noteholder on the occurrence of:

•
On maturity, with interest accrued at 20% per annum, or

•
On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•
10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and
•
15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

The secured convertible notes has been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense on a straight line basis over the contractual terms of the secured convertible loan notes until May 23, 2023. The Company estimated that the difference between amortizing the debt discounts and the issuance costs using the straight line method as compared to using effective interest rate method was immaterial. As noted below, senior secured convertible note has been accounted for as a troubled debt restructuring since May 23, 2023 and as a result the effective interest rate method has been applied prospectively from this date. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense using the effective interest method.

The Company has not incurred any significant debt issuance costs and has expensed them as incurred.

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•
An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a
•
Conversion of accrued interest of $3,000,000 into loan principal. Additionally $1.5m of Loans for no value , plus $1,040,989 of interest foregone giving total of $4,041,989 of total interest capitalized.
•
$1,250,000 of loan principal previously advanced in February 2023
•
$125,000 of loan principal advanced by a director and related party in February 2023
•
An additional $2,750,000 of loan notes to be advanced, and
•
$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company
•
The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.
•
The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.
•
Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.
•
The conversion price has been amended to seventy percent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.
•
Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (“the “Noteholder Majority”); and for so long as one or more of Apeiron Investment Group Ltd and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the Articles of Association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

The execution of the senior secured convertible note has been accounted for as a troubled debt restructuring since May 23, 2023. No gain has been recognized.

The carrying value of the convertible debt as at December 31, 2023 does not include the $8,500,000 of notes issuable upon completion of the Demerger. These were contingent upon completion of the Demerger therefore upon close of the Demerger on July 4, 2024, they were issued. The issuance of the Demerger notes do no result in any further cash to be received by the Company, rather they are treated as interest payable at maturity. The Demerger notes trigger a remeasurement of the senior secured convertible notes and the effective interest rate used to account for the senior secured convertible notes as a troubled debt restructuring.

On December 5, 2024, pursuant to the terms of the Loan Note Instrument, one of the holders of the Senior Secured Convertible Notes converted all of their $8,000,000 outstanding Convertible Notes at a conversion price of $7 per ordinary share. The Company recognized a gain on extinguishment of $1,306,077, equal to the book value of the debt less the fair value of the ordinary shares issued on conversion.

On December 17, 2024, the Company, Apeiron Investment Group Ltd. and Bradley Wickens, the beneficial holders of the majority of Senior Secured Convertible Notes entered into an agreement (the “Agreement”) to amend the Loan Note Instrument (the “Amendment”) and that the beneficial holders shall procure that the registered nominees holding their Convertible Notes provide the necessary consents to the Amendment. Pursuant to the Amendment, the conversion price with respect to approximately $41,892,080 million of outstanding Senior Secured Convertible Notes was revised to equal $2 per ordinary share.

Pursuant to the Agreement, Apeiron Investment Group and Bradley Wickens will also procure that the registered nominees holding $41,512,877 of outstanding Convertible Notes and accrued interest of $1,851,020 (on behalf of Apeiron Investment Group Ltd. and Bradley Wickens) will exercise their option to convert all such outstanding Convertible Notes, at a conversion price of $2 per ordinary share. On December 27, 2024, 10,840,974 ordinary shares were issued to settle $20,756,439 and $925,510 of interest, respectively. On January 15, 2025 and February 13, 2025, respectively, a further 3,009,849 and 7,987,374 ordinary shares were issued to settle $20,756,439 and $925,510 of principle and interest. Debt conversion expense of $20,554,446 was recognized within "Loss on extinguishment" in the Company's Condensed Interim Combined Consolidated Statement of Operations in the six months ended June 30, 2025.

The carrying amount of the convertible debt under troubled debt restructuring was as follows:

	June 30, 2025	December 31, 2024
Convertible debt
Convertible debt under troubled debt restructuring	$130,000	$12,103,565
Accrued interest on debt under troubled debt restructuring	54,585	7,176,741
Discount on convertible debt under troubled debt restructuring	(72,747)	(7,401,611)
Debt issuance costs on debt under troubled debt restructuring	—	(1,590,572)
Total convertible debt	$111,837	$10,288,123
Short term convertible debt to related party	125,000	125,000
Accrued interest on convertible debt to related party	22,399	17,221
Discount on convertible debt to related party	(39,352)	(46,912)
Total short term convertible debt to related party	108,047	95,309
Total convertible debt under troubled debt restructuring	$219,884	$10,383,432

Short term convertible debt to a related party

Short term convertible debt to a related party of $108,047, included in the Company’s senior secured convertible note includes $125,000 of convertible debt, $22,399 of accrued interest and a debt discount of $39,352.

Share-based payment liability

On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary shares to Jaymax’s former owner for completion of a 3-year non-compete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as the Company’s assumption is that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. At December 31, 2024 and June 30, 2025 the liability is equal its present value of $1,400,000 as the term of the non-compete agreement ended on October 7, 2024. The Company has yet to settle it in ordinary shares as at June 30, 2025.

Convertible Promissory notes

	June 30, 2025	December 31, 2024
Advisors loans
Northland Securities	$—	$5,491,806
J.V.B Financial Group	3,865,447	7,320,560
Total	$3,865,447	$12,812,366

Yorkville Standby Equity Purchase Agreement (“SEPA”)

On February 2, 2024, the Company obtained an unsecured loan of $2,000,000 from YA II PN, LTD (“Yorkville” or “YA”) with principal amount of $2,500,000. The Yorkville Note was issued at a 20% discount to the principal amount, and has a maturity date falling 6 months from the date of issue (unless extended by Yorkville) subject to acceleration upon the occurrence of an event of default.

The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. Whilst the Yorkville Note is not directly secured, Yorkville is entitled to share recoveries enforced under various debentures granted by Rezolve pursuant to an intercreditor agreement with Apeiron Investment Group Ltd. Further.

The Yorkville Note is convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily daily volume weighted average ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

In connection with the Yorkville note, an additional convertible promissory note (“the Other Promissory notes”) was offered to certain other investors on the same terms as the Yorkville Note. The Other Promissory Notes have a face value of $2,877,319 and were issued at a 20% discount. The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. The Other Promissory notes have a maturity date six months from issue.

The Other Promissory Notes are convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average share price ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

On September 6, 2024, Yorkville and the Company amended and restated the Yorkville Note (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which Yorkville committed to provide the Company with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), which will be in three tranches, with the first tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the "First YA Note") funded upon execution of the Second A&R YA Agreement, the second tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon filing of the Company’s F-1 registration statement, and the third tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be funded upon the effectiveness of the F-1 registration statement. The Second A&R YA Agreement superseded the YA Agreement. The maturity date of the Yorkville Note and the Other Promissory Notes were extended to September 11th, 2025.

In connection with the Second A&R YA Agreement and upon effectiveness of the F-1 Registration Statement originally filed with U.S. Securities and Exchange Commission on September 6, 2024, and declared effective on November 27, 2024, on November 29, 2024, Rezolve issued YA a promissory note in the principal amount of $2,500,000 (the “Third YA Note”, and together with the First YA Note and Second YA Note, the "YA Notes"), reflecting the third tranche of the prepaid advances. The YA Notes bear interest at an annual rate of 10% of the outstanding principal balance of the YA Notes and mature on September 11, 2025. Under the YA Notes, YA may elect to convert all or part of the amount outstanding under the Note into ordinary shares of Rezolve at the Conversion Price (as defined in the Note), subject to certain limitations. Rezolve has the right to redeem early a portion or all amounts outstanding under the Note upon 10 days written notice upon the occurrence of certain events.

In December 2024, the Company received the Noteholder's request to convert of all of the principal and interest outstanding under the YA Notes. In connection therewith, the Company issued an aggregate of 4,310,208 Ordinary Shares (including in payment of a fee to YA) in December 2024. As of December 31, 2024, $2,705,929 in principal and interest was outstanding, which was subsequently settled in 1,413,946 Ordinary Shares on February 5, 2025, and no further amounts remain outstanding. A loss on extinguishment of $1,496,889 was recognized in the Company's Condensed Interim Combined Consolidated Statements of Operations for the six months ended June 30, 2025.

Promissory notes

In February 2024, certain persons (including Apeiron Investment Group Ltd and certain related parties of Rezolve) entered into Subscription Agreements to subscribe for the Promissory Notes with a total principal amount of $2,877,319 in consideration for an advance by each subscriber to Rezolve Limited the “Net Investment Amount”.

The Promissory Notes were issued during the course of February, 2024, pursuant to the terms of the Promissory Note Instruments.

With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the Subscription Agreements and the Promissory Note Instruments were novated to Rezolve AI plc.

Pursuant to the Promissory Note Instruments, the Promissory Notes will mature on the date falling 6 months from the date of their issue (or as extended at the option of the noteholder) unless an event of default occurs that triggers an acceleration of the repayment obligation, and bears interest of 10% per annum (except if an event of default has occurred and is continuing, an 18% interest rate will apply). The Promissory Notes are freely transferable in whole or in part, subject to the terms of the Promissory Notes Instrument.

The Promissory Notes are convertible into ordinary shares in Rezolve AI plc. The noteholders may elect to convert all or part of the amount outstanding under their Promissory Note into ordinary shares at the Conversion Price, however subject to the conversion limitation whereby the issue of Ordinary Shares upon conversion would not exceed the Exchange Cap (unless Rezolve shareholders have approved such issuances, or if Rezolve is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635).

Rezolve has the right to redeem early a portion or all amounts outstanding under the Promissory Notes pursuant to a Redemption Notice, provided that on the date of the Redemption Notice the VWAP of the ordinary shares in Rezolve AI plc is less than the Promissory Note Conversion Fixed Price. Upon such early redemption of a Promissory Note, and in addition to the principal and interest outstanding, a redemption premium of 10% of the principal amount being redeemed is payable to the noteholder. Upon receipt of a Redemption Notice, the noteholder shall have 10 trading days to elect to convert all or any portion of the Promissory Note.

Following the public listing of the ordinary shares in Rezolve AI plc, if a “Promissory Note Trigger Event” occurs (being where (i) the daily VWAP is less than the Floor Price for five (5) trading days during a period of seven (7) consecutive trading days (the

“Promissory Note Floor Price Trigger”), or (ii) Rezolve AI plc has issued in excess of 99% of the ordinary shares available under the Exchange Cap unless Rezolve AI plc shareholders have approved such issuances, or if Rezolve AI plc is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635) (the “Promissory Note Exchange Cap Trigger”), then Rezolve AI plc shall make monthly payments equal to 25% of the original principal of such Promissory Note per month (or, if lesser, the then outstanding principal of the Promissory Note) plus a payment premium of 10% of the principal amount being paid, plus any accrued and unpaid interest as of each payment date, with such monthly payment obligation to cease if any time after the date of a Promissory Note Trigger Event, (i) in the event of a Promissory Note Floor Price Trigger, the daily VWAP is greater than 110% of the Floor Price for any 5 of 7 consecutive trading days, or the date Rezolve AI plc reduces the Floor Price (in accordance with its rights to do so under the Promissory Note Instruments), or (ii) in the event of an Exchange Cap Trigger, the date Rezolve AI plc has obtained stockholder approval to increase the number of ordinary shares under the Exchange Cap (or if the Exchange Cap no longer applies), unless a subsequent Promissory Note Trigger Event occurs.

On December 30, 2024, the Company repaid $1,472,231 of principal and interest to noteholders and related persons. As at December 31, 2024, certain noteholders and related parties have agreed to convert an aggregate of $1,189,096 of principal and interest into 425,288 Ordinary Shares. The outstanding balance at June 30, 2025 is $538,524 (net of debt discount), which the Company intends to settle by conversion into Ordinary Shares.

Cohen & Company Financial Management LLC

On August 14, 2024 Rezolve AI issued a promissory note to pay to Cohen & Company Financial Management LLC (“Cohen”) as an agent for Armada, in the principal sum of $3,144,883 (the “Original Amount”), with the Original Amount, the accrued interest thereon and other amounts due and payable (unless prepaid earlier or converted into shares of common stock) on August 14, 2027 (the “Maturity Date’). The note bears interest at 4.95% per annum. Starting from January 31, 2025, upon Cohen’s request, Rezolve AI shall pay Cohen the principal amount plus all of the accrued interest in increments of 1/18 of the outstanding principal amount (the “Amortization Payment”) on a date determined by Cohen (a “Payment Date”) until the Original Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, of prepayment of the note in accordance with the terms of the note. At the option of the Company, the Amortization Payments shall be made in cash or in shares of common stock of Rezolve AI, based on the price described in the promissory note. From and after January 15, 2025, Cohen shall have the right, at Cohen’s sole option, on any business day, to convert at the conversion price described in the note all or any portion of the outstanding principal amount of the note up to an amount described in the note. The promissory note was settled on February 10, 2025 by issuing 1,257,632 ordinary shares, and no further amounts remain outstanding. A loss on extinguishment of $1,066,346 was recognized in the Company's Condensed Interim Combined Consolidated Statement of Operations in the six months ending June 30, 2025.

Advisors loans

The Company issued the following promissory notes to financial advisors for fees payable contingent on the close of the Business Combination with Armada:

Northland Securities

On July 30, 2024 the Company issued a promissory note to Northland Securities, Inc. (“Northland”) for an amount of $5,141,250 and agreed to pay interest on the principal amount outstanding from time to time from July 30, 2024 until the note is fully paid, at the rate of 10% per annum, compounded annually. The timing and repayment amounts under the note will depend on the amounts of financing raised by the Company and its direct and indirect parent companies after completion of the Business Combination. If more than (a) $25,000,000 in proceeds is raised while the note is outstanding, 50% of the outstanding principal and all accrued and unpaid interest on the note shall become immediately due and payable and (b) if more than $50,000,000 in gross proceeds is raised, all of the outstanding principal and all accrued and unpaid interest shall become immediately due and payable. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share. In the event the Company and its direct and indirect parent companies after completion of the Business Combination have $20,000,000 or more in cash, cash equivalents and marketable securities as of any time on or prior to December 31, 2025, Northland may, at its option on or prior to June 30, 2026, sell any or all of the shares of the Company’s common stock received pursuant to the prior sentence to the Company at a price of $10.00 per share. The note was entered into in full satisfaction of the cash payments otherwise due to Northland by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. The Company settled the promissory note with Northland on January 30, 2025 by issuing 391,681 ordinary shares and paying $3,500,000 in cash. A gain of $1,011,950 was recognized within "Loss on extinguishment" in the Company's Interim Combined Consolidated combined Statement of Operations in the six months ending June 30, 2025. No further amounts remain outstanding.

J.V.B. Financial Group

On August 14, 2024 the Company issued a promissory note to J.V.B. Financial Group, LLC (“JVB”) ) for an amount of $7,500,000 and agreed to pay interest on the principal amount outstanding from time to time from August 14, 2024 until the note is fully paid, at the rate of 4.95% per annum. The note is to be repaid in installments of $625,000 (“Amortization Payment”) beginning on January 31, 2025, and on each month end thereafter until December 31, 2025. The Company may, in its sole discretion, elect to pay all or any portion of the Amortization Payment or any interest due and payable on the maturity date in ordinary shares of Rezolve AI, with the number of such shares determined by dividing the Amortization Payment by a price per ordinary share equal to 95% of the arithmetic average of the daily volume weighted average share price ("VWP") for the 5 days ending on the day immediately preceding the due date of the Amortization Payment. The note was entered into in full satisfaction of the cash payments otherwise due to JVB by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. On February 26, 2025, the Company issued 778,165 ordinary shares to settle $2,000,000 of principle outstanding to the JVB promissory note.

The following amounts for advisors loans remain outstanding as of June 30, 2025:

	June 30, 2025	December 31, 2024
Advisors loans
Northland Securities	$—	$5,491,806
J.V.B Financial Group	3,865,447	7,320,560
Total	$3,865,447	$12,812,366

Fair value measurement

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurements at reporting date:

Description	Level 1	Level 2	Level 3
June 30, 2025
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$1,513,430	$—
(3) Other receivable	$5,710,714	$—	$—
December 31, 2024
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,579,875	$—
(2) Derivative asset	$—	$2,587,581	$—

(1)
See note 8.6.

(2)
The derivative asset and the derivative liability were valued by a third-party valuation expert using a Geometric Brownian Motion based Monte Carlo simulation to project the underlying metric value to ultimately determine the fair value upon the date of issuance. This model incorporates the most recent data available including risk-free interest rate, expected life of options, expected dividend yield, expected stock price volatility, and the Company's share price. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations.
(3)
See note 8.9.

The derivative asset at December 31, 2024 pertained to an option held by the Company to convert a promissory note payable to Northland Securities (see note 8). In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all of the advisor's loan payable but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share.

The derivative liabilities were triggered by conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC (see note 8), J.V.B. Financial Group and Northlands Securities (see note 8). On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes (see note 8), convertible promissory notes (see note 8) and advisors loans (see note 8). The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ. The Company no longer recognized a derivative liability associated with the following debt liabilities due to the investors having exercised their conversion features by December 31, 2024:

•
Senior secured convertible notes (note 8.4);
•
YA notes (note 8.7);
•
Promissory notes (note 8.7)

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Balance Sheet Information

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet and undrawn amounts under our revolving credit facility as of December 31, 2024 and December 31, 2023:

	June 30, 2025	December 31, 2024
Unrestricted cash and cash equivalents	$9,857,390	$9,729,546
Available liquidity	$9,857,390	$9,729,546

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2025	2024
Net cash used in operating activities	$(19,809,939)	$(4,900,193)
Net cash used in investing activities	91,470	(1,364,375)
Net cash provided by financing activities	20,017,435	6,274,161
Effect of exchange rate changes on cash and cash equivalents	(171,122)	38,522
Net (decrease) increase in cash and cash equivalents	$127,844	$48,115

Operating Activities

Net cash used in operating activities was $19.8 million for the six months ended June 30, 2025 which resulted primarily from a net loss of $57.9 million from operating activities, adjusted for non-cash items such as share-based compensation expenses of $8.4 million, losses on extinguishments of debt of $27.3 million, loss on remeasurement of derivatives to fair value of $1.6 million and a gain on the remeasurement of financial assets at fair value of $5.7 million.

Net cash used in operating activities was $4.9 million for the six months ended June 30, 2024, which resulted from a net loss of $12.8 million from operating activities, adjusted for non-cash items such as share based compensation of $4.0 million, interest expense of $3.0 million, unrealized foreign exchange losses of $0.1 million and of changes in working capital of $0.7 million primarily due to an increase in trade and other payables.

Investing Activities

Net cash provided by investing activities was $0.1 million for the six months ended June 30, 2025 which resulted primarily from cash acquired in business combinations partially offset by costs incurred to continue the development of our Rezolve platform and related technology.

Net cash used in investing activities was $1.4 million for six months ended June 30, 2024, which resulted primarily from costs incurred to continue the development of our Rezolve platform and related technology.

Financing Activities

Net cash provided by financing activities of $20.0 million for the six months ended June 30, 2025 was primarily due to proceeds from convertible promissory notes and proceeds from the issuance ordinary shares parties partially offset by repayments of debt obligations to related parties and repayments of advisor loans.

Net cash provided by financing activities of $6.3 million for the six months ended June 30, 2024 was due to proceeds from rights issues of $1.4 million, $0.4 million of short term loans and $4.3 million from convertible loans.

Commitments and contingencies

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. Other than as described below, we are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

The Company is party to litigation in New York arising out of a proposed financing transaction that never closed. The Company believes the claims are without merit and does not consider the matter to have any impact on its operations, financial position, or strategic plans.

As previously reported on its Report of Foreign Private Issuer on Form 6-K, filed on July 25, 2025, the Company has been notified that a civil complaint (the “Complaint”) was filed against the Company and Daniel Wagner on July 16, 2025 in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd. (collectively, the “Plaintiffs”), in connection with the parties’ securities purchase agreement dated February 21, 2025 (the “February SPA”).

The Company believes the Complaint is without merit and intends to vigorously defend the matter through all appropriate legal channels, including the potential pursuit of counterclaims. The Company does not consider the litigation to have any bearing on its operational performance, strategic direction, financial liquidity, or other business activities. On August 25, 2025, the Company filed a motion to dismiss the Complaint in the Supreme Court of the State of New York, New York County and will vigorously defend its position, including pursuing counterclaims where appropriate.

The February SPA contemplated a potential $1 billion financing through convertible notes, the proceeds of which would have been used by a subsidiary to purchase Bitcoin. These transactions did not close, no investor capital was contributed, and no Company shares were issued. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

Wondr Gaming Corporation

On July 27, 2021, GroupBy, Inc. issued a Statement of Claim against Wondr Gaming Corporation for breach of contract and in the alternative for unjust enrichment. As this gain is not yet realizable or realized, the Company has not recognized a gain contingency for the amount of damages sought as of June 30, 2025.

Wondr Gaming Corporation has defended and made a counterclaim against GroupBy, Inc. The Company believes that there is very little merit to the counterclaim and intends to vigorously defend the matter through all appropriate legal channels. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

CVS Pharmacy

On April 28, 2022, R2 Solutions LLC sued CVS Pharmacy, Inc. for patent infringement. The claim of infringement relates to, among other things, online search technologies. On July 21, 2022, CVS Pharmacy, Inc. notified GroupBy Inc. that it was of the view that the Hosting Services Agreement between the two parties requires GroupBy Inc. to indemnify CVS Pharmacy, Inc. in respect of the R2 Solutions LLC claim. To the Company's knowledge, no specific amount of damages or compensation has been sought from GroupBy Inc. to date. The status of the litigation is that R2 Solutions LLC and CVS Pharmacy, Inc. settled. Since that time, and to the

Company's knowledge, CVS Pharmacy, Inc. has not contacted GroupBy Inc. to pursue any claim for indemnification in respect of this litigation. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

C.
Research and development, patents and licenses, etc.

Please refer to “Item 4. Information on the Company-B. Business Overview” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property” of Form 20-F for the year ended December 31, 2024.

D.
Trend information.

Please refer to “Item 4.B—Business Overview—Industry Overview and Trends”included in Form 20-F for the year ended December 31, 2024 filed.

E.
Critical Accounting Estimates.

The Rezolve AI plc and Subsidiaries condensed interim combined consolidated are prepared in conformity with U.S. generally accepted accounting principles. In preparing the Rezolve AI plc and Subsidiaries condensed interim combined consolidated, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in the Rezolve AI plc and Subsidiaries condensed interim combined consolidated. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation.

Our significant accounting policies are described in Note 2, “Basis of presentation and summary of significant accounting policies” in the notes to the Rezolve AI plc and Subsidiaries condensed interim combined consolidated for the six months ended June 30, 2025 included in Exhibit 99-1 of this Form 6-K.

Valuation of assets and liabilities

Accounting for business combinations requires significant judgments when allocating the purchase price to the estimated fair values of assets acquired and liabilities assumed at the acquisition date. Determination of fair value involves estimates and assumptions which can be complex. The valuation of certain assets and liabilities require significant judgment and assumptions such as estimation of future cash flows, discount rates, market data of comparable assets and companies, useful lives among others. While management’s estimates of fair value are based on assumptions that are believed to be reasonable, these assumptions are inherently uncertain as they pertain to forward-looking views of our business and market conditions. The judgments made in this valuation process could materially impact our consolidated financial statements.

Determining the useful life of intangible assets requires management judgment and is based on an evaluation of several factors including estimated design life, information from our research and development department and our overall strategy for the use of the assets. If the useful life of our significant assets changes, this change could impact our operating results.

Deferred income taxes and related valuation allowances

We are subject to income taxes in the United Kingdom and numerous foreign jurisdictions. Significant judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized.

Tax valuation allowances are established to reduce deferred tax assets, such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.

Capitalized software

Costs incurred internally in researching and developing internal-use software are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is ready for its intended use. Judgment is required in determining when technological feasibility of a product is established.

The Company has not commenced amortizing the in-development software as it not yet ready for its intended use. The Company reviews internal-use software for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable.

Share-based compensation

We recognize the cost of employee services received in exchange for awards of equity instruments, such as share options (time-vested), based on the fair value of those awards at the date of grant. We use the Black-Scholes-Merton (“Black-Scholes”) option pricing model to estimate the fair value of stock option awards. The Black-Scholes model uses various assumptions to estimate the fair value of stock option awards. These assumptions include the expected term of stock option awards, expected volatility rate, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from historical experience or independent third-party sources, changes in these inputs could result in significant changes in the fair value of stock option awards.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to the Rezolve AI plc and Subsidiaries condensed interim combined consolidated for the six months ended June 30, 2025 included in Exhibit 99-1 of this Form 6-K.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have no interest rate risk. Our short-term debt from related parties consist of an unsecured, interest free loan and a unsecured convertible loan with a fixed interest rate. The convertible debt and the convertible promissory notes have fixed interest rates and the accrued interest converts into ordinary shares upon maturity. The short term convertible debt to a related party accrues interest at a fixed rate which converts into ordinary shares upon maturity. Interest accrues at a fixed rate on the advisor loans and is payable in cash according to the terms of the loans.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company’s cash in deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held.

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the periods presented.

At June 30, 2025 and December 31, 2024, the following customers represented more than 10% of total accounts receivable.

	June 30, 2025	December 31, 2024
Wondr Gaming (1)	32%	—%
Coles Supermarkets Australia Pty Ltd (2)	18%	—%
La Liga	Less than 10%	100%

(1) A full expected credit loss allowance has been recorded against the outstanding balance of this accounts receivable. See note 2.14. and Note 13 of the Unaudited condensed interim combined consolidated financial statements of Rezolve AI PLC and subsidiaries for the six months ended June 30, 2025.

(2) The outstanding balance was settled in full in July 2025

Accounts payable include balances for work incurred by third parties for the benefit of the Company.

Foreign currency risk

During the six months ended June 30, 2025, the Company’s revenue was denominated in the Euro (“EUR”), Australian Dollars (“AUD”), Polish Zloty (“PLN”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended

June 30, 2025, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2025 by the following:

•
EUR against the US dollar by $15,333
•
AUD against the US dollar $29,014
•
PLN against the US dollar by $18,672
•
INR against the US dollar by $7,418

During the six months ended June 30, 2024, all of Rezolve’s revenue was denominated in the EUR since the sales of the Company was in Spain. Based upon the Company’s level of operations for the six months ended June 30, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2024 by approximately $ 5,339. Bluedot Industries’ revenue for the six months ended June 30, 2024, was denominated in US dollar and AUD. Based upon Bluedot Industries’ level of operations for the six months ended June 30, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the AUD against the dollar would have increased or decreased, respectively, Bluedot Industries’ revenue for the six months ended June 30, 2024 by approximately $46,471.